UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue, Suite 2000
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Boulevard North	St. Paul	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Basil Joseph_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Van Clemens & Co., Inc._____, as of __December 31st_____, 20__17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of _Minnesota_

County of _Hennepin_



Signature

Sworn to and subscribed before me on the _28th_ day of _Feb_ , _2018_

Angela K Kroll

Notary Public's Signature _1/31/2020_
My Commission Expires

Notary Public

CCO/CFO _____

Title

ANGELA K. KROLL
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities
Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2017 and 2016

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information
Years Ended December 31, 2017 and 2016

Table of Contents

Independent Auditor's Report 1

Financial Statements

Balance Sheets 2
Statements of Income 3
Statements of Stockholder's Equity..4
Statements of Cash Flows 5
Notes to Financial Statements 6

Additional Information

Schedule I: Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 14

Independent Accountant's Report of Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption
From SEC Rule 15c3-3 15

Independent Accountant's Report on Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation 17



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Van Clemens & Co., Inc.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2017 and 2016, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Van Clemens & Co. Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I: Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co. Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
We have served as Van Clemens & Co., Inc.'s auditor since 2010.
St. Paul, Minnesota
February 12, 2018

1

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Cash	$	199,099	$	125,732
Deposit with clearing organization		20,953		20,938
Securities owned, at market		475,679		520,939
Receivable from clearing organization		17,535		22,461
Prepaid expenses and other		48,982		51,002
TOTAL ASSETS	$	762,248	$	741,072

Liabilities and Stockholder's Equity				
Liabilities:				
Accrued commissions and bonus	$	60,773	$	82,077
Other accrued liabilities		21,458		2,505
Total liabilities		82,231		84,582
Stockholder's equity:				
Common shares - Par value $.10 per share				
Authorized - 100,000 shares				
Issued and outstanding - 63,000 shares		6,300		6,300
Additional paid-in capital		221,916		221,916
Retained earnings		451,801		428,274
Total stockholder's equity		680,017		656,490
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	762,248	$	741,072

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Commissions	$ 2,170,420	$ 2,117,063
Firm trading gains	61,856	34,137
Interest income and other	22,183	19,062
Total revenue	2,254,459	2,170,262
Expenses:		
Commissions and compensation	1,696,172	1,617,932
Clearing fees	238,814	232,693
Communications	90,245	108,627
Occupancy	112,959	108,264
Regulatory and professional fees	71,144	67,045
Other	21,598	24,501
Total operating expenses	2,230,932	2,159,062
Net income	$ 23,527	$ 11,200

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2016	$ 6,300	$ 221,916	$ 417,074	$ 645,290
Net income			11,200	11,200
Balances at December 31, 2016	6,300	221,916	428,274	656,490
Net income			23,527	23,527
Balances at December 31, 2017	$ 6,300	$ 221,916	$ 451,801	$ 680,017

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$ 23,527	$ 11,200
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Deposit with clearing organization	(15)	-
Securities owned, at market	45,260	(87,653)
Receivable from clearing organization	4,926	(7,198)
Prepaid expenses and other	2,020	(2,481)
Accrued commissions and bonus	(21,304)	8,457
Other accrued liabilities	18,953	(249)
Total adjustments	49,840	(89,124)
Net cash provided by (used in) operating activities	73,367	(77,924)
Net change in cash	73,367	(77,924)
Cash at beginning of year	125,732	203,656
Cash at end of year	$199,099	$125,732

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1   **Summary of Significant Accounting Policies**

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2016, 2015, and 2014 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2017.

New Accounting Pronouncements

Accounting Standards Update (ASU) No. 2016-02, *Leases* – When this standard is adopted, the primary accounting change will require lessees to recognize the right of use assets and lease obligations for most operating leases as well as finance leases. This new standard is effective for financial statements issued for annual periods beginning after December 15, 2019. The Company is evaluating what impact this new standard will have on its financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1   Summary of Significant Accounting Policies (Continued)

Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* - The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. This new accounting standard is effective for financial statements issued for annual reporting periods beginning after December 15, 2018. The Company is evaluating what impact this new standard will have on its financial statements.

Subsequent Events

Subsequent events have been evaluated through February 12, 2018, which is the date the financial statements were available to be issued.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 2   Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 3   Operating Lease

The Company has an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in December 2018. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent.

Future minimum lease payments, excluding operating costs, under the aforementioned noncancelable operating lease agreement are $56,294 for 2018.

Total rent and related expenses for the years ended December 31, 2017 and 2016, were $112,224 and $107,871, respectively.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 4   401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $72,080 and $51,870 for the years ended December 31, 2017 and 2016, respectively.

Note 5   Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Legal Contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 6   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $556,730 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017, was 0.15 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 7   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8   Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 8   Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a
recurring basis as of December 31 follows:

	Assets Measured at Fair Value	Recurring Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017				
Assets - Securities owned	$ 475,679	$ 475,679	$ -	$ -
2016				
Assets - Securities owned	$ 520,939	$ 520,939	$ -	$ -

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2017

Net capital:	
Total stockholder's equity	$ 680,017
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	48,982
Non-allowable receivable	2,953
Total nonallowable assets	51,935
Net capital before haircuts on securities positions	628,082
Haircuts on securities	(71,352)
Net capital	$ 556,730
Aggregate indebtedness:	
Items included in balance sheet:	
Accrued commissions and bonus	$ 60,773
Other accrued liabilities	21,458
Total aggregate indebtedness	$ 82,231
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 5,482
Minimum dollar requirement	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 456,730
Ratio: Aggregate indebtedness to net capital	.15 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2017, Part IIA FOCUS filed in January 2018.



Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 12, 2018

15

Van Clemens & Co., Inc.'s
Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

Van Clemens & Co., Inc.

I, <u>Basil Joseph,</u> swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO

February 12, 2018



Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Van Clemens & Co., Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Van Clemens & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Van Clemens & Co., Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Van Clemens & Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Van Clemens & Co., Inc.'s management is responsible for Van Clemens & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 12, 2018